SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Toby E. Symonds

Managing Principal

Altai Capital Management, L.P.

152 West 57th Street, 10th Floor

New York, New York 10019

212-201-5763

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2208

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292475209	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 292475209	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 7 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 15, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the Common Stock of Emulex Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On February 20, 2013, the Reporting Persons sent a letter to James McCluney, Chief Executive Officer of the Issuer, expressing concern over the Issuer's recent announcement of the proposed acquisition of Endace Limited. The letter notes that, while the Issuer and the Reporting Persons believe in the favorable prospects for both the Issuer's Fibre Channel and 10GB Ethernet businesses, the analyst community is skeptical. In view of that skepticism, the Reporting Persons question why the Issuer would spend $130 million, or over 60% of its outstanding cash balance as of December 31, 2012 (most of which is onshore), to purchase a foreign company operating a very different business, rather than utilizing its strong net cash balance to continue to repurchase its undervalued shares. The Reporting Persons question the lack of share ownership by the Board, and suggested that the Issuer and its shareholders would be well-served to add members to its Board with a greater economic stake in the Issuer. The Reporting Persons urged the Issuer to consider a number of specific strategic questions, and choose the option with the highest expected risk-adjusted return.

The foregoing summary is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
B	Letter to the Issuer, dated February 20, 2013

CUSIP No. 292475209	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2013

ALTAI CAPITAL MANAGEMENT, L.P.

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Rishi Bajaj

/s/ Toby E. Symonds
Toby E. Symonds

/s/ Steven V. Tesoriere
Steven V. Tesoriere